UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

TraQiQ, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

89416R101
(CUSIP Number)

Eric Hellige 7 Times Square, 40th Floor New York, NY 10019 (212) 326-0846
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. However, see the notes.

CUSIP 89416R101	SCHEDULE 13D	Page 2 of 5

1.	Names of Reporting Persons
Glen Martin Miller
2.	Check the Appropriate Box if a Member of a Group
(a) (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
7,010,000
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
7,010,000
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,010,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
17.1%
14.	Type of Reporting Person
IN

CUSIP 89416R101	SCHEDULE 13D	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of TraQiQ, Inc., a California corporation (the “Company”). The address of the principal executive offices of the Company is 1931 Austin Drive, Troy, Michigan 48083.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Glen Miller in his individual capacity (“Glen Miller”). Glen Miller expressly disclaims the existence of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with any other person, with respect to the Common Stock.

(b) The business address of Glen Miller is 1931 Austin Drive, Troy, Michigan 48083.

(c) In his individual capacity, Glen Miller is the Chief Executive Officer and a member of the Company’s board of directors.

(d) During the last five years, Glen Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Glen Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Glen Miller is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Glen Miller received 70,100 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in connection with the Company’s acquisition of Titan Trucking, LLC, a Michigan limited liability company.

ITEM 4.	PURPOSE OF TRANSACTION

Glen Miller acquired the securities of the Company reported herein as an award in connection with his employment as the Chief Executive Officer of the Company. Glen Miller holds the Company’s securities for investment purposes. Glen Miller does not have any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Glen Miller intends to assess his investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, Glen Miller may in the future take such actions with respect to his investment in the Company as he may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

CUSIP 89416R101	SCHEDULE 13D	Page 4 of 5

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Glen Miller beneficially owns an aggregate of 7,010,000 shares of Common Stock (the “Miller Shares”), of which 0 are outstanding shares of Common Stock and 7,010,000 are shares of Common Stock that are issuable upon the conversion of 70,100 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Glen Miller. The Miller Shares represent 17.1% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 40,949,655 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to Glen Miller represents the total number shares of Common Stock outstanding as of May 19, 2023 and (y) the 7,010,000 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Glen Miller). Glen Miller disclaims responsibility for the accuracy of the information provided by the Company.

(b) Glen Miller has the sole power to vote and dispose of the Miller Shares. As of the date of this Schedule 13D, 0 of the Miller Shares are outstanding shares of Common Stock and 7,010,000 are shares of Common Stock that are issuable upon the conversion of 70,100 shares of the Company’s Series C Preferred Stock owned beneficially and of record by Glen Miller. The Miller Shares represent 17.1% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 40,949,655 (which represents the sum of (x) 33,939,655, which according to information provided by the Company to Glen Miller represents the total number shares of Common Stock outstanding as of May 19, 2023, and (y) the 7,010,000 shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock beneficially owned by Glen Miller).

(c) Other than the acquisition of the shares of Series C Preferred Stock as described in Item 3 above (incorporated herein by reference), Glen Miller has not effected any transactions in shares of the Company’s Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D. Glen Miller became the record holder of his shares of Series C Preferred Stock on June 9, 2023 in connection with the Company’s acquisition of Titan Trucking at an agreed value of $12.839 per share of Series C Preferred Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for (1) the relationships described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by Glen Miller, and (3) the Company’s governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by Glen Miller, Glen Miller is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

CUSIP 89416R101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2023

Glen Miller

/s/ Glen Miller
Glen Miller